# Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD



SUPPL

**12 April 2007**

***Re: Submission of ACL Alternative Fund Ltd, file number 34999***

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period March 1st to March 31st.

- Monthly Performance Report for March
- Daily NAV's for ACL Alternative Fund for March

Please do not hesitate to contact me directly should you have any additional questions.

**Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.**

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Mar-07

*Submission of ACL Alternative Fund Ltd, file number **34999***

| Date | NAV |
|---|---|
| 28-Feb-07 | 163.17 |
| 1-Mar-07 | 160.93 |
| 2-Mar-07 | 159.44 |
| 5-Mar-07 | 157.61 |
| 6-Mar-07 | 157.40 |
| 7-Mar-07 | 158.06 |
| 8-Mar-07 | 158.57 |
| 9-Mar-07 | 158.74 |
| 12-Mar-07 | 159.20 |
| 13-Mar-07 | 158.68 |
| 14-Mar-07 | 158.21 |
| 15-Mar-07 | 159.00 |
| 16-Mar-07 | 159.42 |
| 19-Mar-07 | 160.26 |
| 20-Mar-07 | 160.59 |
| 21-Mar-07 | 161.07 |
| 22-Mar-07 | 161.01 |
| 23-Mar-07 | 160.27 |
| 26-Mar-07 | 160.56 |
| 27-Mar-07 | 160.13 |
| 28-Mar-07 | 158.66 |
| 29-Mar-07 | 160.09 |
| 31-Mar-07 | 159.74 |

# ACL Alternative Program USD Share Class A

Monthly Performance Update March 2007 **-2.1%, -5.4% Year-to-date**

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

**Summary**

The ACL Alternative Fund USD Share Class A was down -2.1% in March, and is currently -5.4% year-to-date. Losses were incurred primarily in equity, energy, metals and grains trading. The heightened risk aversion of late-February persisted into early March, with heavy selling continuing, especially in equity and metals markets. Currency trading proved to be profitable on the month, but failed to offset the early-month losses in other market sectors.

**FX**

FX trading was profitable on the month as the USD weakened on mixed economic data while higher yielding currencies rallied strongly. Long exposure to the EUR resulted in gains as hawkish comments from ECB saw the currency reach a 2-year high of 1.34 against the USD. Robust Eurozone economic data also contributed to the strengthening, while weak housing data and sub-prime market concerns weighed on the USD. Although higher risk aversion at the start of the month saw the JPY rally to 115.2 against the USD, more stable market conditions and falling US fixed income prices resulted in the JPY weakening to 117.6 into month-end. Long AUD and NZD positions were profitable on a resurgence of the carry trade, with both currencies rallying strongly on expectations of further interest rate hikes and a return of risk appetite.

**Equity**

The sell-off in global equity markets continued into early March, but most of the major indices recovered from mid-month to finish up for the month. The Chinese market recovered from the losses at the end of February and closed up +11% on the month at record highs. The S&P 500 closed up +1.0% and the DAX gained +3.0% on robust GDP and employment data in the US and Europe. The Nikkei closed down -1.8% in volatile trading and was the worst performing contract in the portfolio in March.

**Financials**

Global bond prices moved lower in March as the risk aversion that saw prices rally strongly early in the month receded and expectations of lower interest rates diminished. Although the Federal Reserve kept rates unchanged and there were concerns surrounding the sub-prime mortgage market, Bernanke warned that inflationary risks are still present and remain the Fed's main focus pushing future yield expectations higher. The ECB raised rates to 3.75% and also issued hawkish comments.

**Energy**

Energy trading remained difficult in March where short exposure led to losses as energy prices rallied. Crude prices initially fell in March, touching below $57 as US recessionary fears initially raised concerns that demand would weaken. However, rising tension in the Gulf, heightened by the Anglo-Iranian dispute over the detention of UK naval personnel, saw prices rally above $66. Other energy contracts tracked Crude higher, with Natural Gas rallying +14% at month-end.

**Agriculture and Metals**

Precious metals fell considerably during the first week of the month, with Gold prices dropping -5%. The metal rebounded into month-end, touching a high of $670 as the USD weakened and Middle-Eastern tensions escalated. Base metals trading was mixed. Long Nickel exposure resulted in profits as the metal reached record highs above $50,000 on falling inventories and expectations of a second year of market deficits. Aluminium trading proved difficult in volatile market conditions. Long exposure to grains proved to be loss-making with Corn prices falling to their lowest in 2 months as the US Department of Agriculture planting intentions report forecast a 15% rise in the area planted causing sharp sell-offs. Exposure to Cocoa was profitable with the crop reaching a 9-month high.

***Continued overleaf..***

### ACL Alternative Program Monthly Rates of Return ($ Class A)

*(commencing 1st December 2000)*

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|
| January | - | -1.8% | -1.6% | 4.6% | 0.7% | -5.0% | 5.5% | 1.5% |
| February | - | 2.4% | -2.5% | 8.4% | 7.1% | 0.2% | -2.9% | -4.8% |
| March | - | 6.1% | 3.2% | -7.7% | -0.3% | 0.7% | 3.5% | -2.1% |
| April | - | -5.2% | -2.6% | 1.0% | -5.9% | -2.8% | 7.3% | - |
| May | - | 0.1% | -1.4% | 7.2% | -2.3% | 2.6% | -0.6% | - |
| June | - | -1.6% | 10.6% | -4.8% | -4.3% | 3.8% | -2.9% | - |
| July | - | 2.2% | 4.8% | -1.0% | -1.8% | 0.1% | -2.9% | - |
| August | - | 5.8% | 4.8% | -0.9% | -2.2% | 1.9% | 1.2% | - |
| September | - | -7.0% | 5.5% | -1.0% | 2.1% | 2.7% | -2.2% | - |
| October | - | 9.7% | -7.2% | 2.7% | 1.3% | -1.7% | 2.3% | - |
| November | - | -11.5% | -1.7% | 1.2% | 1.7% | 7.9% | 2.5% | - |
| December | 8.8% | -0.0% | 6.9% | 6.0% | -0.4% | 0.9% | 3.1% | - |
| YTD | 8.8% | 11.8% | 19.0% | 15.3% | -4.8% | 11.3% | 14.1% | -5.4% |

***Figure for March 2007 is estimated***

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

### Performance Analysis *(as at 31st March 2007)*

| | ACL Alternative Program USD Share Class A (1st December 2000) | ACL Alternative Fund USD Share Class A (31st January 2002) |
|---|---|---|
| Cumulative Return | 91.0% | 59.7% |
| Annualised ROR | 10.8% | 9.3% |
| Largest Monthly Gain | 10.6% | 10.6% |
| Largest Monthly Loss | -11.5% | -7.7% |
| Annualised Volatility | 15.1% | 13.8% |
| Volatility from Nov 2003 | 11.8% | 11.8% |
| Maximum Drawdown | -17.8% | -17.8% |
| Sharpe Ratio | 0.5 | 0.5 |

*The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002*

**PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS**

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

**Trading Style Analysis**

Eight managers in the ACL Alternative were positive in March. Trendfollowing was difficult as February's volatility continued into early March resulting in losses in equity and metals trading despite a reduction in overall exposure. Short energy and long grains positions resulted in further losses into month-end. Macro trading also resulted in small overall losses across a range of market sectors, despite profits from long Brazilian Real exposure. Short-term Systematic trading was flat on the month, despite strong early-month gains, as profits in energy and long-term financial trading were offset by losses in FX and equities into month-end. FX trading was profitable as long EUR/JPY and long AUD/USD positions benefited from a return to the carry trade. Strong rallies in the AUD and NZD against the USD also created profitable opportunities for Value strategies.

## Correlation Table

*(Monthly Returns from December-2000 to March-2007)*

| | ACL Alternative Program USD Share Class A | S&P 500 | MSCI World (gross local) |
|---|---|---|---|
| ACL Alternative Program USD Share Class A | 1.0 | -0.3 | -0.3 |
| S&P 500 | | 1.0 | 1.0 |
| MSCI World (gross local) | | | 1.0 |

Source S&P 500, MSCI World: Bloomberg

**ACL Alternative Program USD Share Class A Cumulative Return - December 00 to March 07***


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $1,910
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07

** Figure for March 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

**ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: March 07***


0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
-0.80%
-1.00%
-1.20%
Cumulative Gross Trading P&L
Currency - majors
Currency - emerging markets
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees

| Fund Class | Inception Date |
|---|---|
| ACL Alternative Fund USD Share Class A | January 2002 |
| ACL Alternative Fund Euro Share Class A | July 2004 |
| ACL Alternative Fund USD Share Class B | July 2006 |
| ACL Alternative Fund GBP Share Class B | January 2006 |



END